

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 6, 2018

David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.
3311 East Old Shakopee Road
Minneapolis, MN 55425

> **Re: Ceridian HCM Holding Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 29, 2018**
> **File No. 333-223905**

Dear Mr. Ossip:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2018 letter.

Prospectus Summary

Our Financial Sponsors, page 10

1.   You disclose that you intend to enter into a voting agreement with the Sponsors pursuant to which they will have the right to designate a certain number of directors. Please briefly describe the material features of the agreement here, and address the impact of the enhanced voting rights on shareholders in a separately-captioned risk factor. You should highlight the fact that the Sponsors will have the right to designate directors even if they collectively hold less than 50% of outstanding voting power. In this regard, we also note that based on the present composition of your board of directors, it appears that the Sponsors would be able to designate a majority of the board for so long as one of them holds at least 40% of the outstanding voting power.

Unaudited Pro Forma Consolidated Financial Data, page 66

2.   Your revised disclosure describes the expected foreign taxes of $3.2 million but does not address how any offsetting amounts were determined in order to arrive at the $1.7 million tax expense adjustment. Please revise to explain how the pro forma income tax expense adjustment was determined. Refer to Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 70

3.   We note your revised disclosure in response to prior comment 4. Please revise to describe the factors that could impact the amount and timing of revenues being recognized in subsequent periods.

Components of Our Results of Operations

Share-Based Compensation Expense, page 81

4.   Please disclose the expected timing for recording share-based compensation expense for the IPO Options. In addition, tell us what consideration was given to disclosing the IPO Options as well as any other subsequent share-based awards, including the expected financial statement impact, in your subsequent events footnote on page F-53. Refer to ASC 855-10-45-4.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP